FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 18, 2012

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. ANNOUNCES CHANGE OF VP BUSINESS CUSTOMERS

NETANYA, Israel, January 18, 2012 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company") announced today that Mr. Yoav Kirmayer notified the Company of his resignation from office as the Company's vice president of business customers, effective February 29, 2012, after 10 years with the Company. The Company's Board of Directors appointed Ms. Keren Shtevy as the Company's vice president of business customers, effective March 1, 2012.

Mr. Nir Sztern, the Company's CEO said today that "Mr. Kirmayer has been with the Company since 2002 in various sales and customer service management positions and up to the Company's VP business customers, where he successfully led the growth of the Company's business customers operation during a period of intense competition while maintaining constant improvement of the service quality, customer satisfaction and the Company's leading position.  Mr. Kirmayer has recently also established the foundations of the combination of business customers operation of 013 Netvision Ltd. and the Company, following Netvision's purchase by Cellcom."

Mr Sztern added: "Ms. Shtevy joins the Company after 13 years in various positions with Netvision, where she led the sales and customer service for private customers. Ms. Shtevy has extensive experience and a track record of successes and shall continue the implementation of the combination of business customers operation of 013 Netvision and the Company into a communications group, providing our business customers with a comprehensive communications offering, while maintaining  high quality customer service. We wish Keren success in her new position and are sure that Keren together with the excellent business customers team shall continue to contribute to the Company's success."

Ms. Shtevy has served as Netvision's vice president of private customers from 2004 to 2011 and from 2011 as general vice president. From 1998 to 2004 she served at various positions in Netvision, from 1999 in various management positions, in charge of sales and customer service for private customers. Ms. Shtevy holds a B.A. in economics and communications from the Haifa University.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.391 million subscribers (as at September 30, 2011) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	January 18, 2012	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel